100 Overlook Center, 2nd FL Princeton NJ 08540 T: 609.498.7029

June 6, 2012

Via EDGAR

U.S. Securities & Exchange Commission

Washington, D.C. 20549

Attention: Rufus Decker

Accounting Branch Chief

Re:	Carbonics Capital Corporation
Form 10-K for Year Ended December 31, 2011
Filed April 16, 2012
File #0-28887

Dear Mr. Decker:

Reference is made to your letters dated May 22, 2012 and April 24, 2012 regarding the Interactive Data Files that were omitted from the Form 10-K for the year ended December 31, 2011, which was filed by Carbonics on April 16, 2012 (“10-K”).

Please be advised that an amendment to our 10-K, which adds the required Interactive Data Files to the filing, was filed yesterday on EDGAR. Also, as requested in your letter, we note that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Very truly yours

CARBONICS CAPITAL CORPORATION

By:	/s/ Stephen J. Schoepfer
Stephen J. Schoepfer Chief Executive Officer